Exhibit 99.1

Tri-Tech Holding Reports Fiscal Year 2012 Financial Results

Conference Call Scheduled on April 2, 2013 at 9:00 AM EDT

BEIJING, April 1, 2012 /PRNewswire-FirstCall/ -- Tri-Tech Holding Inc. (Nasdaq: TRIT), which provides turn-key water resources management, water and wastewater treatment, industrial safety and pollution control solutions, announced its financial performance for fiscal year ended December 31, 2012. Highlights include the following:

•	In 2012, Total Revenues declined by 15.4% to $72.6 million compared to $85.9 million in FY 2011.
•	Revenue from the Water, Wastewater Treatment and Municipal Infrastructure ("WWTM") declined by 55.3% to $26.0 million from $58.1 million;
•	Revenue from the Water Resource Management System and Engineering Service ("WRME") increased by 72.6% to $22.3 million from $12.9 million; and,
•	Revenue from Industrial Pollution Control and Safety ("IPCS") increased by 64.2% to $24.3 million from $14.8 million;
•	In 2012, Gross Profit declined by 19.9% to $17.5 million compared to $21.9 million in FY 2011. Gross Margin dropped to 24.1% from 25.5% from a year ago.
•	Income From Operations declined to a loss of $0.8 million compared to a gain of $10.7 million from a year ago.
•	Net Income declined to a loss of $2.3 million compared to a gain of $8.1 million in 2011.
•	Weighted average number of diluted shares outstanding was 8,211,089 compared to 8,238,291 from FY2011.
•	Diluted Earnings Per Share was a loss of $0.28 compared to a gain of $0.98 from 2011.

Mr. Gavin Cheng, CEO of Tri-Tech Holding Inc. commented, "Overall, we experienced deteriorations in our fiscal 2012 operating results compared with that of 2011. Despite a noteworthy increase in sales in both the WRME and IPCS segments, we sustained significant reduction in sales in WWTM segment which hindered our performances. The reduction was partially due to our decision to avoid Build & Transfer projects to ease cash pressures. The deviation led us to focus on Engineering Procurement & Construction ("EPC") projects which usually feature a lower profit margin compared to that of BT projects. Furthermore, we saw delays in implementation in major projects in the WWTM segment which further impacted our revenues.

Our gross margin overall dropped by about 1 percentage point, but our operating related expenses grew by 64.7%. These expenses increased because we increased headcount to compete for more business early in the year. As we encountered challenges in the WWTM segment, we shifted expenditures to grow revenues in the WRME and IPCS segments.

To address the underlying reasons believed to cause the loss, we have taken the following steps:

•	Streamline the corporate structure to increase the operating efficiency;
•	Recalibrate sales related strategies and budget management based on profitability analysis; and,
•	Enforce project implementation related methods and cost management.

In 2013 we plan to devote our energy to:

•	Manage our cash flows by increasing oversight of capital-sensitive projects to improve our cash position;
•	Align the Company with established partners in the WWTM segment to maintain competitiveness and to fuel a sustained growth; and,
•	Improve our gross margin especially in WWTM and WRME segment through perfected marking strategies.

With our devotions to a better environment, we believe our business benefits people in millions and our industry continues to thrive. While invigorating our strength, we shall dynamically act upon presented opportunities by exploring business endeavors with creativities. As always, we are devoted to grow the company to its potentials."

FY2012 Financial Performance Metrics

Revenue

The 15.4% decrease in revenues noted above is primarily attributable to a significant decrease in the system integration revenues, from $82,401,473 for the year ended December 31, 2011 to $67,961,198 in 2012. Although the Company increased revenues in two of its three operating segments, the decrease in WWTM revenues overshadowed those increases.

Gross Margin

The gross margin decrease noted above is a result of several factors, including increases in material and equipment costs and labor subcontracting costs. The rapid expansion into overseas market also had a direct impact on the increase of cost of sales. These factors all contributed to the lower gross margin.

Total Operating Expenses

The Company's total operating expenses increased to $18,310,880 in the year ended December 31, 2012 from $11,116,205 in the same period of 2011, an increase of 64.7%. The increase is attributable to increased selling and marketing expenses and general and administration expenses. Research and development expenses decreased from $179,396 in 2011 to $174,726 in 2012.

•	Selling and Marketing Expenses
Selling and marketing expenses increased from $2,164,363 in the year ended December 31, 2011 to $4,148,861 in the same period of 2012, an increase of 91.7%. Increased sales staff headcount elevated the total amount of every related expense such as travel expenses, compensation-related expenses, and entertainment expenses.
•	General and Administrative Expenses
General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses increased from $8,772,446 in 2011 to $13,987,293 in 2012, an increase of 59.4% largely due to significant increases in salary expenses, transnational professional fees as we have expended internationally and amortization and depreciation expenses.

General and administrative expenses for 2012 and 2011 took up approximately 19.3% and 10.2% of total revenues, respectively.

Loss before Income Taxes

In the year ended December 31, 2012, the Company's net loss before provision for income taxes was $943,457, a decrease of 108.8% compared to income $10,729,428 in 2011. The Company's provision for income taxes decreased by 7.7%, from $1,958,864 in 2011 to $1,808,415 in 2012. The decrease in income taxes for 2012 was primarily caused as some subsidiaries experienced losses from ordinary business operations. In the year ended December 31, 2012, net loss attributable to the shareholders of TRIT was $2,264,074, a decrease of 128.0%, from income of $8,088,374 for the year ended December 31, 2011.

Net loss and EPS

Diluted EPS was a loss of $0.28, based on net loss of $2.3 million and 8,211,089 weighted average of diluted shares outstanding for the year ended December 31, 2012, compared to earnings of $0.98 in 2011, based on net income of $8.1 million and 8,238,291 weighted average diluted shares outstanding.

Liquidity and Capital Resources

As highlighted in the consolidated statements of cash flows, the Company's liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities and (iv) investing activities.

Cash and Cash Equivalents

The Company's cash and cash equivalents of $8,098,657 at December 31, 2012  decreased by 32.1%, from $11,935,746 on December 31, 2011, mainly due to rapid overseas expansion and the implementation of the current projects. The current portion of restricted cash as of December 31, 2012 and 2011 amounted to $5,283,541 and $2,087,920, respectively, which is not included in the total of cash and cash equivalents. The restricted cash was on deposit as collateral for the issuance of letters of credit for project financing. Our subsidiaries that own the deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact the liquidity of the Company.

Operating Activities

Net cash used for operating activities was $20,254,517 in the year ended December 31, 2012, compared with that of $24,418,947 in same period of 2011. The decrease of 17.1% in operating cash outflow was mainly due to the new acquired bank borrowings and corporate bond to fund the Company's operations in 2012. Net accounts receivable increased from $19,888,084 on December 31, 2011 to $18,598,110 on December 31, 2012, a decrease of 6.5%. Current unbilled receivables increased from $7,254,830 on December 31, 2011 to $27,954,525 on December 31, 2012, an increase of 285.3%, mainly from the Company's increasing BT projects and several overseas projects. The remaining portion was mainly due to the decreased inventory and prepayments to suppliers, due to the total revenue decline.

Investing Activities

Net cash used for investing activities was $1,381,911 in the year ended December 31, 2012, compared to $3,563,836 in the same period of 2011. Currently we have no further plan to add capital expenditure on the construction of Baoding as it is close to completion.

Financing Activities

The cash provided by financing activities was $18,138,246 in 2012, compared to $17,152,767 in the same period of 2011. The increase was due to increased bank borrowings and the corporate bond issued in September 2012.

Effect of Change in Exchange Rate Changes on Cash and Cash Equivalents

Net cash loss due to currency exchange was $338,906 in the year ended December 31, 2012, compared to a loss of $629,233 in the same period of 2011.

Restricted Net Assets

As of December 31, 2012 and 2011, restricted retained earnings were $2,246,910 and $1,866,994, respectively, and restricted net assets were $4,878,975 and $4,553,729, respectively. The unrestricted retained earnings as of December 31, 2012 and 2011 were $17,038,396 and $19,682,386, respectively, which were the amounts ultimately available for distribution if we were to pay dividends.

Working Capital and Cash Flow Management

As of December 31, 2012, the Company's working capital was $17,923,637, with current assets totaling $83,042,716 and current liabilities totaling $65,119,079. Of the current assets, cash and cash equivalents were $13,382,198.

Recent Business Updates and Development

Domestic Market

By the end of 2012, the initial phase of the Ordos project was 97.5% completed and started trial operation. The expansion phase, which was awarded in June 2011 was 90% complete.

In January 2012, we secured a Build-Transfer contract for the construction of a wastewater treatment plant and a wastewater pipeline network in Dawangdian Industrial Park in Xushui County, Hebei Province. The project was one of our initiatives in the industrial wastewater treatment sector in China. To implement the project, we established a project company in Xushui County. We have completed the major construction and most of the equipment purchasing. The Xushui project contributed more than 13.8% of revenues during 2012.

Overseas Market

The wastewater treatment plant projects in Bihar India contributed 13.2% of revenues during 2012. Although dealing with a delay in implementation, we have already completed the design and redesign per client's request, land preparation and a portion of equipment purchasing.

Order Backlog and Pipelines

The Company's backlog represents the amount of contract work remaining to be completed, that is, revenues from existing contracts and work in progress expected to be recognized in current period, based on the assumption that these projects will be completed on time according to the project schedules.

The following table provides backlog by segment as of December 31, 2012, in comparison to that of December 31, 2011. The percentage of change shows how much of our backlog became revenue in 2012. Backlog decreased significantly in Segments 1 and 2 and moderately in Segment 3. This reflects both (i) the recognition of revenue in projects in Segments 1 and 2 in 2012 and (ii) that such recognized revenues were not replaced with an equivalent amount of new projects in such Segments. Based on remaining backlog, we expect much higher revenues in Segment 1 than in Segments 2 or 3 in 2013.

	December 31, 2012		December 31, 2011
	USD Million	% of Total Backlog	USD Million	% of Total Backlog
Segment 1 (WWTM):	38.7	64.4%	63.1	66.8%
Segment 2 (WRME):	6.7	11.1%	16.1	17.0%
Segment 3 (IPCS):	14.7	24.5%	15.3	16.2%
Total	60.1	100.0%	94.5	100.0%

Pipeline represents the values of projects we have been actively pursuing. Our pipeline as of December 31, 2012 was $50.7 million in Segment 1, $2.5 million in Segment 2 and $34.8 million in Segment 3.

Having a dynamic nature, the value of projects moves from pipeline into backlog when we secure the project and from backlog to revenue based on percentage of completion.

Conference Call

Tri-Tech Chairman Warren Zhao, CEO Gavin Cheng, CFO & President Phil Fan and COO Peter Dong will host a conference call at 9:00AM EDT, April 2, 2013, (9:00PM Beijing/Hong Kong Time on April 2, 2013) to review the company's financial results and outlook of operations, to discuss our growth strategies and to respond to questions and comments.

To participate, call U.S. toll free number (877) 941-2068 approximately 10 minutes before the call. International callers, please dial 1 (480) 629-9712. The conference ID number is 4609352. A live and archived webcast of the call will be available at http://public.viavid.com/index.php?id=103960. An MP3 file will be available one hour after the call and will be archived for 90 days at www.tri-tech.cn/ir.

-FINANCIAL TABLES -

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2012	2011
ASSETS
Current assets
Cash	$8,098,657	$11,935,746
Restricted cash	4,352,443	2,087,920
Accounts and notes receivable, net of allowance for doubtful accounts of $1,475,771 and $619,062 as of December 31, 2012 and 2011, respectively	18,598,110	19,888,084
Unbilled revenue	27,954,525	7,254,830
Other receivables	3,825,770	2,761,548
Inventories	8,459,073	7,705,752
Deposits on projects	1,469,550	1,212,691
Prepayments to suppliers and subcontractors	9,353,490	4,908,697
Total current assets	82,111,618	57,755,268
Long-term unbilled revenue	51,219,694	59,298,740
Long-term accounts receivables	413,770	-
Plant and equipment, net	1,764,784	1,436,838
Construction in progress	5,359,466	4,566,934
Intangible assets, net	10,902,932	11,609,662
Long-term restricted cash	3,464,524	2,541,958
Goodwill	1,441,278	1,441,278
Total Assets	$156,678,066	$138,650,678
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable	$5,890,511	$11,401,187
Notes payable	-	1,176,197
Costs accrual on projects	23,637,751	19,402,047
Advance from customers	1,157,247	1,886,607
Loans from third party companies and individual	6,400,659	972,196
Amount due to related party	1,656,420	0
Amount due to noncontrolling interest investor	9,047,068	6,557,548
Other payables	461,258	187,038
Taxes payable	5,577,533	3,221,869
Accrued liabilities	485,354	379,357
Payable on investment consideration	582,966	895,000
Deferred income taxes	1,782,786	358,519
Deferred revenue	289,485
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $2,754,158 and $2,296,895 as of December 31, 2012 and 2011, respectively)	8,150,041	8,010,365
Total current liabilities	65,119,079	54,447,930
Long-term bank borrowing	17,976	-
Corporate Bond	7,935,122	-
Noncurrent deferred income taxes	3,699,790	3,455,823
Total Liabilities	76,771,967	57,903,753
Shareholders' equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,259,506 and 8,203,299 shares issued as of December 31, 2012 and 2011, respectively)	8,259	8,203
Additional paid-in-capital	50,119,428	48,772,307
Statutory reserves	2,246,910	1,866,994
Retained earnings	17,038,396	19,682,386
Treasury shares (21,100 shares in treasury as of December 31, 2012 and 2011, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	5,086,827	4,593,046
Total Tri-Tech Holding Inc. shareholders' equity	74,306,070	74,729,186
Noncontrolling interests	5,600,029	6,017,739
Total shareholders' equity	79,906,099	80,746,925
Total liabilities and shareholders' equity	$156,678,066	$138,650,678

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	For the Years Ended December 31,
	2012	2011

Revenues:
System integration	67,961,198	82,401,473
Hardware products	4,668,354	3,460,610
Software products	-	10,838
Total revenues	72,629,552	85,872,921
Cost of revenues
System integration	51,800,856	61,677,449
Hardware products	3,328,662	2,338,269
Software products	-	1,734
Total cost of revenues	55,129,518	64,017,452
Gross profit	17,500,034	21,855,469
Operating expenses:
Selling and marketing expenses	4,148,861	2,164,363
General and administrative expenses	13,987,293	8,772,446
Research and development expenses	174,726	179,396
Total operating expenses	18,310,880	11,116,205
(Loss) Income from operations	(810,846)	10,739,264
Other expense:
Other income (expense)	1,958,119	607,674
Interest income	230,920	284,950
Interest expense	(2,407,209)	(695,475)
Investment gain	-	(6,985)
Fair Value change on contingent investment consideration	85,558	(200,000)
Total other expenses	(132,612)	(9,836)
(Loss) Income before provision for income taxes	(943,458)	10,729,428
Provision for income taxes	1,808,415	1,958,864
Net (loss) income	(2,751,873)	8,770,564
Less: Net (loss) income attributable to noncontrolling interests	(487,799)	682,190
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders	$(2,264,074)	$8,088,374

Net (loss) income	(2,751,873)	8,770,564
Other comprehensive income
Foreign currency translation adjustment	527,672	3,052,049
Comprehensive (loss) income	(2,224,201)	11,822,613
Less: Comprehensive (loss) income attributable to noncontrolling interests	(487,799)	880,992
Comprehensive (loss) income attributable to Tri-Tech Holding Inc.	$(1,736,402)	$10,941,621
Net (loss) income attributable to Tri Tech Holding Inc. shareholders per share are:
Basic	$(0.28)	$0.99
Diluted	$(0.28)	$0.98
Weighted average number of ordinary shares outstanding:
Basic	8,211,089	8,142,867
Diluted	8,211,089	8,238,291

TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,751,873)	$8,770,564

Adjustments to reconcile net income to cash provided by operating activities:
Amortization of share-based compensation expense	1,117,227	371,003
Amortization of warrants	-	60,962
Depreciation and amortization	1,224,646	773,604
Provision for doubtful accounts	855,302	163,575
Fair value change on contingent investment consideration	(85,558)	200,000
Loss on disposal of plant and equipment	9,756	8,645
Gain on investment in joint venture	-	6,985
Deferred income taxes	1,634,308	1,423,523
Changes in operating assets and liabilities::
Accounts receivable	22,835	(881,733)
Unbilled revenue	(12,837,189)	(45,295,256)
Restricted cash	(3,174,767)	(2,785,325)
Other current assets	(1,022,956)	(186,440)
Inventories	(752,618)	(1,021,897)
Prepaid expenses	(203,302)	(157,307)
Prepayments	(4,723,440)	(3,225,525)
Accounts payable	(5,695,882)	5,877,391
Notes payable	(1,174,203)	1,147,442
Cost accrual on projects	4,440,666	9,484,981
Advance from customers	(756,745)	(29,143)
Other payables	1,568,225	565,736
Taxes payable	1,739,367	204,546
Accrued liabilities	22,681	104,722
Deferred revenue	289,003	-
Net cash used in operating activities	(20,254,517)	(24,418,947)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment in business acquisition	(114,910)	(488,000)
Cash paid on investment consideration	-	829,802
Cash proceeds from disposal of PP&E	-	4,804
Payment to purchase plant and equipment	(643,607)	(268,532)
Payment in investment in joint venture	-	(6,985)
Cash paid to acquire intangible asset	(128,681)	(165,279)
Cash paid for construction in progress	(814,293)	(2,319,370)
Payment of loan to third-party companies	(158,438)	(1,150,276)
Collection of loan to third-party companies	704,494	-
Net cash used in investing activities	(1,155,435)	(3,563,836)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the exercise of options into ordinary shares	-	454,009
Payment of installment of purchasing vehicle	-	(15,374)
Proceeds from bank borrowings	18,831,078	7,814,533
Payment of bank borrowing	(18,693,584)	-
Proceeds from the issuance of ordinary shares	230,937	-
Proceeds from the Issuance of corporate bond	8,052,449	-
Capital injection by shareholders	477,247	-
Capital injection by noncontrolling shareholders	-	1,737,115
Proceeds from amount due from shareholder	31,373	-
Payment of amount due from shareholder	(52,891)	-
Proceeds from loan from third-party companies	8,130,386	715,776
Payment of loan from third-party companies	-	-
Proceeds from loan from non-controlling shareholders	(475,315)	6,446,708
Payment of loan from non-controlling shareholders	1,606,566	-
Net cash provided by financing activities	18,138,246	17,152,767

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	(565,383)	(629,233)
NET DECREASE IN CASH	$(3,837,089)	$(11,459,249)

CASH, beginning of the period	11,935,746	23,394,995
CASH, end of the period	8,098,657	11,935,746

About Tri-Tech Holding Inc.

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state owned entities and commercial clients by providing efficiency oriented solutions focused on treatment of water and waste water, management of water resources and water-efficient irrigation, as well as industrial emission and safety controls. With software copyrights, product patents, and capable employees in China, the U.S. and India, Tri-Tech's capabilities span the cycle of innovation. Please visit www.tri-tech.cn for more information.

An online investor kit including a company profile, presentations, press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.tri-tech.cn/ir. To subscribe to future releases via e-mail alert, visit http://www.tri-tech.cn/ir/info/request .

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tri-Tech Holding Inc.

www.tri-tech.cn

IR Department

+86 10 57323666

ir@tri-tech.cn